Exhibit 99
	For Release:	February 15, 2012
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
Strong industrial sales drive ALLETE's 2011 earnings
Full year results at upper end of company's guidance range

Duluth, Minn. -ALLETE, Inc. (NYSE: ALE) today announced 2011 earnings of $2.65 per share. The company reported net income of $93.8 million on revenue of $928.2 million compared to net income of $75.3 million on revenue of $907 million in 2010.
Excluding an eight-cents-per-share benefit in 2011 and a 12-cents-per-share charge in 2010 - both related to new federal health care legislation - pro forma earnings per share were $2.57 in 2011 versus $2.31 in 2010, an increase of eleven percent. These results were at the upper end of the company's earnings guidance range.
Income from ALLETE's Regulated Operations segment increased by $20.6 million compared to 2010. Minnesota Power's kilowatt-hour electric sales to industrial customers were strong throughout 2011, particularly in the area of taconite processing, where power sales increased 13 percent compared to 2010.
Higher revenue from cost recovery riders associated with Minnesota Power's capital expenditures for renewable energy and transmission infrastructure also contributed to the year-over-year increase. Regulated Operations recorded a one-time $6.2 million, or 18 cents-per-share, benefit from the reversal of a deferred tax liability in the first quarter of 2011. Additionally, the company benefited from renewable tax credits related to its wind generation development, increased financial incentives under Minnesota's Conservation Incentive Program, and higher wholesale rates in 2011. These gains were partially offset by increased operating and maintenance, depreciation, property tax, benefit and interest expenses during the year.
Investments and Other recorded a loss of $6.6 million in 2011 compared to a loss of $4.5 million a year ago, due in part to higher business development, state income tax and investment related expenses. Both BNI Coal and ALLETE Properties experienced slightly improved results in 2011 over 2010.
A higher share balance in 2011 had a dilutive effect of eight cents per share of common stock.
“We're pleased with these positive 2011 financial results and expect 2012 earnings will be within the range of $2.45 to $2.65,” said ALLETE Chairman, President and CEO Al Hodnik. He noted that the ALLETE Board of Directors recently raised the quarterly dividend by 3.4 percent.
“Over the next few years we anticipate that new industrial customer growth in our region will accelerate, and we are excited about our transmission build prospects linked to the recently approved Manitoba Hydro transaction. We'll continue to make significant capital investments in renewable energy generation, transmission, and environmental upgrades,” Hodnik said. “ALLETE continues to make progress on executing its multi-faceted, multi-year growth strategy with the objective of creating value for our shareholders.”
The company will host a conference call and webcast at 10 a.m. Eastern time today to discuss details of its performance for 2011 and the outlook for 2012. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. Slides accompanying the call will also be posted on ALLETE's Web site. A replay of the call will be available through February 17, 2012 by dialing (855) 859-2056, pass code 43561387.
ALLETE is an energy company headquartered in Duluth, Minnesota. ALLETE's energy businesses include Minnesota Power in northeast Minnesota, Superior, Water, Light & Power Co. in northwest Wisconsin, BNI Coal in North Dakota and ALLETE Clean Energy. More information about the company is available on ALLETE's Web site at www.allete.com.
The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2011 and 2010
Millions Except Per Share Amounts

	Quarter Ended		Year to Date
	2011	2010	2011	2010

Operating Revenue	$239.2	$238.1	$928.2	$907.0

Operating Expenses
Fuel and Purchased Power	76.8	92.0	306.6	325.1
Operating and Maintenance	104.9	102.7	381.2	365.6
Depreciation	23.3	20.7	90.4	80.5
Total Operating Expenses	205.0	215.4	778.2	771.2

Operating Income	34.2	22.7	150.0	135.8

Other Income (Expense)
Interest Expense	(11.0)	(11.1)	(43.6)	(39.2)
Equity Earnings in ATC	4.7	4.5	18.4	17.9
Other	2.1	0.8	4.4	4.6
Total Other Expense	(4.2)	(5.8)	(20.8)	(16.7)

Income Before Non-Controlling Interest and Income Taxes	30.0	16.9	129.2	119.1
Income Tax Expense	10.9	3.8	35.6	44.3
Net Income	19.1	13.1	93.6	74.8
Less: Non-Controlling Interest in Subsidiaries	—	(0.2)	(0.2)	(0.5)
Net Income Attributable to ALLETE	19.1	$13.3	$93.8	$75.3

Average Shares of Common Stock
Basic	36.0	34.5	35.3	34.2
Diluted	36.1	34.7	35.4	34.3

Basic Earnings Per Share of Common Stock	$0.53	$0.38	$2.66	$2.20
Diluted Earnings Per Share of Common Stock	$0.53	$0.38	$2.65	$2.19

Dividends Per Share of Common Stock	$0.445	$0.44	$1.78	$1.76

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2011	2010		2011	2010
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$101.1	$51.6	Current Liabilities	$163.1	$158.9
Other Current Assets	175.9	188.1	Long-Term Debt	857.9	771.6
Property, Plant and Equipment	1,982.7	1,805.6	Deferred Income Taxes	373.6	325.2
Regulatory Assets	345.9	310.2	Regulatory Liabilities	43.5	43.6
Investment in ATC	98.9	93.3	Defined Benefit Pension & Other Postretirement Benefit Plans	253.5	231.4
Investments	132.3	126.0	Other Liabilities	105.1	93.4
Other	39.2	34.3	Shareholders' Equity	1,079.3	985.0
Total Assets	$2,876.0	$2,609.1	Total Liabilities and Shareholders' Equity	$2,876.0	$2,609.1

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2011	2010	2011	2010
Millions
Regulated Operations	$19.9	$14.6	$100.4	$79.8
Investments and Other	(0.8)	(1.3)	(6.6)	(4.5)
Net Income Attributable to ALLETE	$19.1	$13.3	$93.8	$75.3
Diluted Earnings Per Share	$0.53	$0.38	$2.65	$2.19

Statistical Data
Corporate
Common Stock
High	$42.54	$37.95	$42.54	$37.95
Low	$35.14	$34.81	$35.14	$29.99
Close	$41.98	$37.26	$41.98	$37.26
Book Value	$28.77	$27.25	$28.77	$27.25

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	294	303	1,159	1,150
Commercial	360	359	1,433	1,433
Municipals	256	260	1,013	1,006
Industrial	1,895	1,848	7,365	6,804
Total Retail and Municipal	2,805	2,770	10,970	10,393
Other Power Suppliers	514	577	2,205	2,745
Total Regulated Utility	3,319	3,347	13,175	13,138
Non-regulated Energy Operations	30	31	105	118
Total Kilowatt-hours Sold	3,349	3,378	13,280	13,256

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.